Exhibit 14.1

VMG CONSUMER ACQUISITION CORP.

CODE OF ETHICS AND CONDUCT

Adopted November [ ● ], 2021

In accordance with the requirements of the Securities and Exchange Commission (the “SEC”) and the National Association of Securities Dealers Automated Quotations Stock Market (“NASDAQ”) Listing Standards, the Board of Directors (the “Board”) of VMG Consumer Acquisition Corp. (the “Company”) has adopted the Code of Ethics and Conduct (the “Code”) to encourage:

•	Honest and ethical conduct, including fair dealing and the ethical handling of actual or apparent conflicts of interest;
•	Full, fair, accurate, timely and understandable disclosures;
•	Compliance with applicable governmental laws, rules and regulations;
•	Prompt internal reporting of any violations of law or the Code;
•	Accountability for adherence to the Code, including fair process by which to determine violations;
•	Protection for persons reporting any such violations;
•	The protection of the Company’s legitimate business interests, including its assets and corporate opportunities; and
•	Confidentiality of information entrusted to directors, officers and employees by the Company and its customers.

All directors, officers and employees (each a “Covered Party” and, collectively, the “Covered Parties”) of the Company are expected to be familiar with the Code and to adhere to those principles and procedures set forth below.

I.	Conflicts of Interest

A conflict of interest occurs when the private interests of a Covered Party interfere, or appear to interfere, with the interests of the Company as a whole.

For example, a conflict of interest can arise when a Covered Party takes actions or has personal interests that make it difficult to perform his or her Company duties objectively and effectively.  A conflict of interest may also arise when a Covered Party, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position at the Company.

Conflicts of interest can also occur indirectly.  For example, a conflict of interest may arise when a Covered Party is also an executive officer, a major shareholder or has a material interest in an organization doing business with the Company.

Each Covered Party has an obligation to conduct the Company’s business in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.  Any situation that involves, or may reasonably

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be expected to involve, a conflict of interest with the Company, should be disclosed promptly to the Company’s Audit Committee of the Board.

The Code does not attempt to describe all possible conflicts of interest that could develop.  Other common conflicts from which Covered Parties must refrain are set out below:

•

Covered Parties may not engage in any conduct or activities that are inconsistent with the Company’s best interests or that disrupt or impair the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

•	Covered Parties may not accept compensation, in any form, for services performed for the Company from any source other than the Company.
•

Without the prior approval of the Board, no Covered Party may take up any management or other employment position with, or have any material interest in, any firm or company that is in direct or indirect competition with the Company.

II.	Disclosures

The information in the Company’s public communications, including in all reports and documents filed with or submitted to the SEC, must be full, fair, accurate, timely and understandable.

To ensure the Company meets this standard, all Covered Parties (to the extent they are involved in the Company’s disclosure process) are required to maintain familiarity with the disclosure requirements, processes and procedures applicable to the Company commensurate with their duties.  Covered Parties are prohibited from knowingly misrepresenting, omitting or causing others to misrepresent or omit, material facts about the Company to others, including the Company’s independent auditors, governmental regulators and self-regulatory organizations.

III.	Compliance with Laws, Rules and Regulations

The Company is obligated to comply with all applicable laws, rules and regulations.  It is the personal responsibility of each Covered Party to adhere to the standards and restrictions imposed by these laws, rules and regulations in the performance of his or her duties for the Company.

The Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer or Controller (or persons performing similar functions) of the Company (together, the “Senior Financial Officers”) are also required to promote compliance by all employees with the Code and to abide by Company standards, policies and procedures.

Covered Parties located outside of the United States must comply with laws, regulations, rules and regulatory orders of the United States, including the Foreign Corrupt Practices Act (“FCPA”) and U.S. export control laws, in addition to applicable local laws.

IV.	Insider Trading

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Trading on inside information is a violation of federal securities law.  Covered Parties in possession of material non-public information about the Company or companies with whom we do business must abstain from trading or advising others to trade in the respective company’s securities from the time that they obtain such inside information until adequate public disclosure of the information.  Material information is information of such importance that it can be expected to affect the judgment of investors as to whether or not to buy, sell, or hold the securities in question.  To use non-public information for personal financial benefit or to “tip” others, including family members, who might make an investment decision based on this information is not only unethical but also illegal.  Covered Parties who trade stock based on insider information can be personally liable for damages totaling up to three times the profit made or loss avoided by the respective Covered Party.

V.	Reporting, Accountability and Enforcement

The Company promotes ethical behavior at all times and encourages Covered Parties to talk to supervisors, managers and other appropriate personnel, including the officers, the General Counsel, outside counsel for the Company and the Board or the relevant committee thereof, when in doubt about the best course of action in a particular situation.

Covered Parties should promptly report suspected violations of laws, rules, regulations or the Code or any other unethical behavior by any director, officer, employee or anyone purporting to be acting on the Company’s behalf to appropriate personnel, including officers, the General Counsel, outside counsel for the Company and the Board or the relevant committee thereof.  Reports may be made anonymously.  If requested, confidentiality will be maintained, subject to applicable law, regulations and legal proceedings.

The Audit Committee of the Board or other appropriate officer or body shall investigate and determine, or shall designate appropriate persons to investigate and determine, the legitimacy of such reports.  The Audit Committee or other appropriate officer or body will then determine the appropriate disciplinary action.  Such disciplinary action includes, but is not limited to, reprimand, termination with cause, and possible civil and criminal prosecution.

To encourage employees to report any and all violations, the Company will not tolerate retaliation for reports made in good faith.  Retaliation or retribution against any Covered Party for a report made in good faith of any suspected violation of laws, rules, regulations or the Code is cause for appropriate disciplinary action.

VI.	Corporate Opportunities

All Covered Parties owe a duty to the Company to advance the legitimate interests of the Company when the opportunity to do so arises.  Covered Parties are prohibited from directly or indirectly (a) taking personally for themselves opportunities that are discovered through the use of Company property, information or positions; (b) using Company property, information or positions for personal gain; or (c) competing with the Company for business opportunities; provided, however, if the Company’s disinterested directors of the Board determine that the Company will not pursue an opportunity that relates to the Company’s business, a Covered Party may do so,

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after notifying the disinterested directors of the Board of intended actions in order to avoid any appearance of conflict of interest.
VII.	Confidentiality

In carrying out the Company’s business, Covered Parties may learn confidential or proprietary information about the Company, its customers, distributors, suppliers or joint venture partners.  Confidential or proprietary information includes all non-public information relating to the Company, or other companies, that would be harmful to the relevant company or useful or helpful to competitors if disclosed.

Covered Parties must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated.

VIII.	Fair Dealing

Each Covered Party should endeavor to deal fairly with the Company’s customers, service providers, suppliers, competitors and employees.  No Covered Party may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

IX.	Protection and Proper Use of Company Assets

All Covered Parties should protect the Company’s assets and ensure their efficient use.  Theft, carelessness and waste have a direct impact on the Company’s profitability.  All Company assets should be used for legitimate business purposes. The obligation of employees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports.

X.	Waivers

Before an employee, or an immediate family member of any such employee, engages in any activity that would be otherwise prohibited by the Code, he or she is strongly encouraged to obtain a written waiver from the Board or other appropriate officer or body.

Before a director or executive officer, or an immediate family member of a director or executive officer, engages in any activity that would be otherwise prohibited by the Code, he or she must obtain a written waiver from the disinterested directors of the Board.  Such waiver must then be disclosed to the Company’s shareholders, along with the reasons for granting the waiver.

XI.	No Rights Created

The Code is a statement of certain fundamental principles, policies and procedures that govern the Company’s Covered Parties in the conduct of the Company’s business.  It is not intended to and does not create any rights in any employee, customer, client, visitor, supplier,

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competitor, shareholder or any other person or entity.  It is the Company’s belief that the policy is robust and covers most conceivable situations.

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